PUTNAM MUNICIPAL BOND FUND
                                   One Post Office Square
                                   Boston, MA 02109

                                   February 4, 2005


BY EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Putnam Municipal Bond Fund - Application for Withdrawal of a
    Registration Statement on Form N-14, filed with the U.S. Securities and Exchange Commission on September 8, 2004 (Securities Act of 1933 File No. 333-118855 and Investment Company Act of 1940 File No. 811-07270)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "1933 Act"), Putnam Municipal Bond Fund (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement of the Fund on Form N-14 which was filed with the Commission on September 8, 2004 (Registration No.
333-118855), along with any exhibits (the "Registration Statement").

The Fund requests that such consent be granted on the grounds that the Registration Statement was filed by the Fund with the Commission solely for the purpose of repaying $1,071 in registration fees that that the Fund believes the Commission refunded to the Fund in error. These fees were to have been applied to the Fund's filing of July 20, 2001, which we understand was submitted under a non-fee bearing submission type. The Fund has confirmed with a member of the Commission Staff that such fees have been accepted; accordingly, the Fund now requests that the Registration Statement be withdrawn. The Fund confirms that no securities have been sold under the Registration Statement and represents that it will not seek to offset any future registration fees against the fees referenced above.

Should you have any questions regarding the Fund's application for withdrawal, please do not hesitate to call Jason P. Pogorelec, Esq., of Ropes & Gray LLP, counsel to the Fund, at (617) 951-7415 or Stephen J. Tate, Esq., of Putnam Investments at (617) 760-1648. Thank you for your assistance.

                                ***

                                   Respectfully submitted,

                                   PUTNAM MUNICIPAL BOND FUND

                                   /s/ Charles A. Ruys de Perez
                                   Charles A. Ruys de Perez
                                   Vice President and Chief Compliance Officer
                                   Putnam Municipal Bond Fund